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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
   13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of DECEMBER, 1998

             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

      CEDAR HOUSE, 41 CEDAR AVENUE, HAMILTON HM EX BERMUDA
             (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  /x/      Form 40-F  / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.      Yes / /     No /x/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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    The following is the text of a press release which has been distributed by the Company:


                     UGLAND NORDIC SHIPPING


DECEMBER 28th 1998


PRESS RELEASE -- NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

REPURCHASE OF SHARES IN NAT INCREASES MINIMUM DIVIDEND BY 7.5%.

Through the recent Dutch Auction tender, NAT has repurchased 2,107,244 shares at USD 12.50. As a result of the reduced number of shares the guaranteed annual minimum dividend will increase by USD 0.09 from USD 1.20 to USD 1.29. Following the repurchase there are 9,706,606 Shares in issue.

The tender period closed at 5:00 EST Friday 18th December 1998. A total of 7,137,684 shares were tendered. NAT has repurchased the maximum allowed 2,107,244 shares at USD 12.50 per share. A total of 3,460,650 shares were tendered at or below the final repurchase price of USD 12.50 per share. The Company has repurchased the 2,107,244 shares on a pro rata basis. After the transaction, a total of 9,706,606 shares are in issue, down from 11,813,850 shares. Payment for the repurchased shares will be effected on or about December 28th 1998.

An important objective of the repurchase of shares has been to increase cash dividend to shareholders wilst the vessels are on contracts. This objective has been achieved. When the vessels are on contracts, the minimum guaranteed dividend per share is expected to increase by USD 0.09, from USD 1.20 to USD 1.29 per year; an increase of 7.5%.

NAT has drawn upon the Loan of USD 30 mill with Den norske Bank, Oslo (DnB). The total purchase price of the shares including the costs associated with the transaction is estimated to USD 27.4 mill. The balance of USD 2.6 mill will remain in the Company until it has been decided how these funds should be utilised.

NAT has entered into an interest Swap interest agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% p.a. including the margin of 0.525% for the next 6 years. The Swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

Sandefjord, Norway, December 29th 1998



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Contacts:  Herbjorn Hansson    (47-33 42 15 00 or 47-901 462 91)
           Niels Erik Feilberg (47-33 42 15 00 or 47-908 708 66)



















































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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                   NORDIC AMERICAN TANKERS SHIPPING LIMITED



                   By /s/ Herbjorn Hansson
                      ________________________________
                      Herbjorn Hansson
                      Chairman and Chief Executive Officer

Date: December 30, 1998




































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